U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                 (Name of Small Business Issuer in Its Charter)

        DELAWARE                                                98-0348407
------------------------                                  ----------------------
(State of Incorporation)                                    (IRS Employer
                                                          Identification Number)


144 King Street East, Toronto, ON Canada                               M5C 1G8
--------------------------------------------                          ----------
(Address of the Principal Executive Offices)                          (Zip Code)

Securities to be registered under Section 12(b) of the Act:   None

Securities to be registered under Section 12(g) of the Act:

                                  Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.           Description of Business

         We were incorporated in Delaware in 1996 as Virilite Neutracutical Corp. In December 1999 we changed our name to Innovative Technology Acquisition Corp.

         We have developed a functional food product that utilizes a dietary supplement that we call Virilite, but which is known as Libido outside of the United States. Virilite is a specialized freeze dried egg product developed in Norway which has been shown to increase the sex drive of men who have an otherwise diminished sex drive. We acquired the license to distribute this product as a functional food in the United States and Mexico. We have developed a granola bar called the "TERBO BAR" that contains Virilite. We have not started commercial production of the product, but did sell more than 10,000 TERBO Bars in a test marketing campaign in 1998. On November 1, 1998 We purchased the assets of Virilite Neutracutical Corporation (Canada) an Ontario corporation. This corporation developed and owned the proprietary formulas used in the TERBO Bar. Development of the formulas was done by VNC (Canada) in order to take advantage of certain tax incentives.

         In  December  1999  we  change  our  name  to   Innovative   Technology
Acquisition Corp. to better identify ourselves as the distributors of innovative products and not just dietary supplements.

         We currently maintain the domain "itaq.net" that contains limited corporate information. We also own the domain "virilite.com".

         We have had limited operations since 1999 due to a lack of funding.

LICENSES

         We acquired a license to use Virilite as a dietary food and/or beverage supplement, in the United States of America and Mexico in 1996. The Licensor was MPS International Food Works Incorporated who is the owner of a master license from Med-Eq A/G of Norway, one of the developers of Virilite'. Virilite is the tradename of the dietary supplement known as Libido in Europe. Due to prior registration of the name Libido in the United States for an unrelated product we use the tradename "Virilite". The license expires in 2014.

CUSTOMERS

         The target customer, initially, with be the adult male and female, ranging in age from 20 years and older. There are three distinct categories:

         A.       Young men and women, 20-30 years old.
         B.       Middle-aged men and women, 31-55 years old.
         C.       Elderly men and women, 55 years plus.

         Each age range will seek a specific benefit from the product. For the younger adult in group A, the product will be used for additional protein, and as an energy supplement for both physical and sexual activity. In group B, it will be as an energy supplement to help them cope with the stresses of everyday life. The product will be positioned as a "boost" to give this group the edge they need physically and sexually, if desired. Finally, group C, will use this product more from a problematic perspective, and most likely for diminished sexual drive.

         In terms of the specific target market (males and females with diminished sexual desire), the numbers are significant. Impotency or diminished sexual desire are among the most common complaints heard by physicians, estimated to affect some 20 percent of the North American men and women in all post puberty age groups.

Government Regulation

         The manufacturing and sale of a nutraceutical product is regulated by the Food and Drug Administration. We believe that we are not required to apply for any approvals form the FDA as the product falls under the jurisdiction of the Dietary Supplement Health and Education Act. Should we acquire other products we may become subject to other government regulation related to that product.

Research and Development

         We completed research and development of the Terbo Bar in 1998 and have not incurred any additional research and development costs since then. We currently intend to acquire an improved form of the Virilite powder from Med-Eq to evaluate the need to reformulate the recipe for the TERBO Bar. Should we acquire additional products in either the nutraceutical industry or other industries additional research and development may be needed.

         Research on the effect of Virilite has been conducted by Med-Eq, but not by Us. To date, the research on Virilite has focused on its effect on sexual desire, as opposed to just erectile function in men. There have been approximately six studies conducted on VirilitE, all involving a relatively small number of subjects. Each of the six studies is briefly described below. [Please note: The studies were conducted using the trade names "Libido" and "Ardor" for the dietary supplement called "Virilite" here. Due to prior trademark registration of the name Libido for an unrelated product, VNC was unable to use the name in the United States. Virilite is known as Libido in Europe where it is available in capsule form. It is also available in capsule form in the USA and Canada under the name Ardor(TM)].

         Although these studies all appear to indicate that Virilite may have a positive effect on sexual desire, each study contains one or more the following deficiencies in its methodology: inconsistent protocols, small numbers of subjects, open design (not double blind), no placebo controls, insufficient washout periods between the time of taking Virilite and commencement of taking the placebo, reliance on self reporting by subjects and measurement scales which were not validated.

Employees

Currently our only employee is our President, Randy Lebow.


Reports to Securities Holders

         We are not required to deliver annual reports to our securities holders and do not intend to deliver annual reports to securities holders at this time.

         Upon the effectiveness of this registration statement we will become a reporting issuer under the Securities Exchange Act of 1934. We will be obligated to file annual and quarterly reports with the SEC.

         The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of such material may be obtained by mail at prescribed rates from the Commission's Public Reference Section at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed at the Commission's home page or the Internet at http:/www.sec.gov. The Commission maintains a web site, the address of which is http:/www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Innovative, that file electronically with the Commission.

Risk Factors


         WE LACK OPERATING HISTORY

         We have limited operating history and no current revenues. There can be no assurance that current or future products will ultimately result in profits to the Company.

         THERE IS SUBSTANTIAL COMPETITION FROM WELL ESTABLISHED DIETARY SUPPLENT COMPANIES

         The nutraceutical industry is becoming a highly competitive business and the Company expects competition to increase in the functional food and beverage area. The company will compete with both domestic and foreign manufacturers in the functional food and beverage area although these companies will not be able to use Virilite(TM) in their product. Additionally several domestic companies are presently producing a nutraceutical foods and beverages using ginseng which is thought to have sexual enhancing capabilities. It can be expected that they will increase their efforts to position such products in this category. There can be no assurance that the Company will be successful in penetrating the nutraceutical market in North America to the extent necessary to become profitable.

         THERE MAY BE A NEED FOR GOVERNMENT APPROVAL OF OUR PRODUCTS

         The manufacturing and sale of a nutraceutical product is regulated by the Food and Drug Administration. The company believes that it is not required to apply for any approvals from the FDA as the product falls under the jurisdiction of the Dietary Supplement Health and Education Act. There can be no guarantee that the FDA will accept the Company's interpretation of the act and thereby require the Company to submit Virilite for approval.

         THERE IS A  SCARCITY  OF AND  COMPETITION  FOR  UNIQUE  AND  INNOVATIVE
PRODUCTS

         We are and will continue to be an insignificant participant in the business of seeking unique and innovative products in the nutraceutical industry and other industries. A large number of established and well-financed entities are active in the acquisition of such products,. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Us and, consequently, We will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a transaction.


         THERE IS NO ACTIVE PUBLIC MARKET FOR OUR SECURITIES

         There is no active public trading market for Our Common Stock. There can be no assurance that any level of public trading market ever will develop for Our Common Stock and, even if a public trading market does develop, it may not be sustained.


         CONFLICTS OF INTEREST

         Mr. Lebow, the Company's president, participates in other business ventures, which may compete directly or indirectly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future.

         PURCHASE OF PENNY STOCKS CAN BE RISKY.

         In the event that a public market develops for Our securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.


         THERE IS NO AGREEMENT FOR MANUFACTURING OR DISTRIBUTING OUR PRODUCTS OR FOR THE ACQUISITION OF ANY OTHER PRODUCTS

         We have no current arrangement, agreement or understanding with respect to engaging a contract manufacturer or a distributor for the TERBO Bar or any other Virilite based product. There is no guarantee that we will be able to find a manufacturer or distributor who will participate in a revenue or profit sharing arrangement with the Us that would facilitate the manufacture and distribution of our products.


         POSSIBLE DILUTION OF VALUE OF SHARES UPON AQUISITION OF ADDITIONAL PRODUCTS.

         As we do not have significant cash resources it is anticipated that We would acquire additional products or product lines by issuing shares of our common stock.. Depending upon the value of the assets acquired, the per share value of Our common stock may increase or decrease, perhaps significantly.



Item 2.           Management Discussion and Analysis and Plan of Operation

         Since inception we have produced only minimal revenues. We produced revenues during the test marketing of the Terbo Bar, but have continued to need shareholder financing to maintain our operations. Since the test marketing period we have not produced or manufactured any additional products. During the next twelve months it is expected that we will continue to rely on shareholder financing or the sale of our securities to continue funding our operations.

         Plan of Operation

         The manufacturer of the Virilite powder, Med-Eq of Norway, has developed a more concentrated form of the dietary supplement. We are in the process of getting samples of the powder to assess if any changes will be need to be made to our TERBO Bar recipes.

         We intend to seek contract manufacturing and distribute the TERBO Bar and other products based on Virilite. In order to so we may have to sub-license the product to the contract manufacturer or distributor or enter into another type of profit or revenue sharing arrangement

         We have been actively seeking contract manufacturers for the TERBO Bars and are having discussions with a beverage producer capable of bottling an energy drink that uses Virilite. A beverage product had been previously developed, but had not been produced. We believe that it is important to have product line extensions available so as to keep the product line fresh and innovative.

         We expect to be able to acquire new samples of the Virilite powder from the manufacturer by November 2001. Concurrent with our testing we will provide the powder and recipes to any contract manufacturers with whom we intend to have a relationship to gauge their ability to produce TERBO Bars and possibly a Virilite based drink.

         Marketing of the Virilite products and any other products we may acquire, as described below, will take place mainly on the internet through the use of web sites, search engine placement, banner ads and opt-in e-mail advertising. We will sell our products directly and not through retail outlets initially. The competition for retail space makes it cost prohibitive to seek such placement. We have developed a brand identity using the name "Virilite" and "TERBO" and intend to continue using those names. The web site will contain information on the product, areas where consumers could interact with each other and a secure e-commerce site where consumers could purchase our products. It is anticipated that web site development would be paid for based upon a revenue sharing model or it would require Us to pay for the web site development services through the issuance of our common stock. We prefer these types of arrangements so as to preserve cash.

         Additional marketing strategies include the use of infomercials on TV or Radio. Radio infomercials are typically less expensive to produce and radio time is significantly less expensive than TV time. It is not expected that we would use this type of marketing until we have established a customer base through our internet strategy.

         Previously we advertised the TERBO Bar in USA Today, Playboy, Men's Health magazine and on the Howard Stern Show. These advertisements were very expensive and could not be sustained. Such a national advertising campaign could be effective if sustained. The Playboy ad generated the most revenue and continued smaller ads in Playboy directing consumers to our web site are part of our marketing strategy. However, we intend to focus more on internet marketing as it provides a more cost effective approach and the anonymity that many consumers seek when purchasing personal health items.

         We additionally intend to acquire products or the rights to products in industries other than the nutraceutical industry while not excluding the addition of other nutraceutical or dietary supplement products. Once we have obtained the rights to such products, We would seek to find distributors for them or would distribute them through our web site. We are looking to other small companies that have innovative and unique products but who are having difficulty marketing the product or finding satisfactory distribution. Marketing of these additional items will be almost exclusively through the internet. For products outside of the nutraceutical industry we intend to register other domain names that would be appropriate for the products, using the ITAQ.net domain as a portal to our other sites.

         It is probable that our business operations will consume more cash then they generate over the short-term. Therefore, management believes that it will be necessary to raise additional capital for the Company through private placements of the Company's stock or through shareholder loans.

         We will not restrict product search to any specific industry. We may seek to acquire virtually any kind of products Our management will have complete discretion selecting any appropriate products.



Item 3.           Description of Property

         We neither own nor lease any real or personal property. We maintain our corporate offices at the offices of our president without charge.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth the number of shares of Our Common Stock beneficially owned as of December 31, 1999 by (i) the owners of more than five percent (5%) of Our Common Stock, (ii) the number of shares of Common Stock owned by each director and officer, and (iii) the number of shares of Common Stock owned by all officers and directors as a group:

Name and Address of             Number of Shares of       Percentage of
  Beneficial Owner                 Common Stock           Common Stock
-------------------             -------------------       -------------

Randy Lebow (ii)(1)                      1,500                   0%
144 King St. East
Toronto, ON M5C 1G8

Gemini Integrated (2)
Financial Services (i)               3,676,333                76.5%
144 King St. East
Toronto, ON M5C 1G8

Value Holdings, Inc. (i)               500,000                10.4%
2307 Douglas Road
Suite 400
Miami, FL 33145

All Executive Officers and
Directors as a Group
(1 person)  (iii) (1)                    1,500                   0%

(1) Mr. Lebow is an affiliate of Gemini Integrated Financial Services Corp., our majority shareholder.

(2) Gemini Integrated Financial Services holds 2,250,000_shares in trust for the following persons or entities:
         Future Ventures Limited 450,000 shares
         FTITA Limited 450,000 shares
         Holograph Investments Limited 450,000 shares
         A H and R Consultants Limited 450,000 shares
         Richards and Chan Trading Company 450,000 shares

         Gemini disclaims beneficial ownership of these shares. Gemini may vote or sell these shares only at the direction of the entities named above.


Item 5.           Directors, Executive Officers, Promoters and Control Persons.

         Randy Lebow, President. Mr. Lebow, earned a Bachelor of Laws from Osgoode Hall Law School in Toronto. After graduation, he established his own legal practice with a focus on real estate, mortgage financing and corporate and commercial law. Mr. Lebow has sat on the Board of Directors of a publicly traded oil company and he is a Director of a private mortgage brokerage corporation. Since 1998 Mr. Lebow has also been Vice President of Gemini Integrated Financial Services Corp., our majority shareholder. He has also acted as general counsel to several public companies.



Item 6.           Executive Compensation

         No officer or director of the Company has received compensation from the Company.

Item 7.           Certain Relationships and Related Party Transactions

         In February 1996 we acquired the exclusive distribution rights, in the United States and Mexico, to Libido, from a stockholder. The distribution license was purchased from the stockholder for a total consideration of $750,000 paid as follows: $50,000 cash, a note for $200,000 maturing on August 28, 2001 with interest at prime plus 1% and 500,000 shares of our common stock valued at $1 per share. Due to uncertainty regarding Our ability to realize on the distribution agreement we fully amortized the remaining unamortized value of the license agreement in 1999

         On November 1, 1998 we purchased the assets of Virilite Neutracutical Corporation (Canada), an Ontario corporation from a shareholder, who was at the time our majority shareholder. Consideration for the purchase was the assumption of liabilities of $663,860 associated with the assets. The assets consisted of certain proprietary formulas developed using the Virilite base component, the packaging and the logo for the product. We subsequently satisfied the liabilities by issuing 649,586 shares of common stock valued at $1 per share.

Item 8.           Description of Securities

         We are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"). As of July 25, 2001, there were 4,801,086 shares of Common Stock outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for them. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.



                                     PART II

Item 1. Market Price of and Dividends of Our Common Equity and Other Shareholder Matters.

         Our Common Shares trade on the Pink Sheets under the symbol ITAQ. There are four market makers that post bid prices for the stock. There has been no trading in the stock. The high bid is $0.20 and the ask price is $1.55.

Item 2.           Legal Proceedings

         The Company is not a party to any pending legal proceedings.

Item 3.           Changes in and Disagreements with Accountants.

         In January 2000 we engaged Berkovits, Lago & Co. LLP as our independent accountants and Infante, Lago & Co. resigned. There was no disagreement with the prior accountants. The change was made in order to follow the partner who performed our audits to his new firm.

Item 4.           Recent Sales of Unregistered Securities.

         In 1998 we completed an offering wherein we sold 151,500 shares of our common stock to investors at an offering price of $1 per share. The offering was pursuant to Rule 504 of Regulation D.

Item 5.           Indemnification of Directors and Officers.

         Officers and directors will be indemnified to the full extent allowed under the Delaware General Corporations Law. Section 145 of the Corporations Law we may indemnify our officers and directors against expenses related to a proceeding arising from that person's being an officer or director of the Company. An officer or director may be indemnified if he acted in good faith, reasonably believed he was acting in Our best interest, and if a criminal offense, reasonable believed that his conduct was lawful.

         We intend to enter into indemnification agreements with each of its directors containing provisions that may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

         We believe that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                                    Part F/S

         The audited financial statements for the years ended October 31, 1999 and 2000 as well as the statements for the unaudited interim periods ended January 31, 2001 and April 30, 2001 are attached hereto.

                                   Part III

Item 1.           Index to Exhibits

3.1      Articles of Incorporation
3.2      Amendment to Articles of Incorporation (November 1997)
3.3      Amendment to Articles of Incorporation (December 1999)
3.4      Bylaws



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

  /s/ Randy Lebow                     Date: July 25, 2001
-----------------                     -------------------
Randy Lebow
President

                    Innovative Technology Acquisition corp.
                          (A DEVELOPMENT STAGE Company)

                                   (Unaudited)
                             Prepared by Management

                      FOR THE 3 MONTHS ENDED APRIL 30, 2001




                     INNOVATIVE TECHNOLOGY ACQUISTION CORP.
                          (A DEVELOPMENT STAGE Company)

                             Statement of Operations
                                   (Unaudited)
                             Prepared by Management
                      FOR THE 3 MONTHS ENDED APRIL 30, 2001
                    WITH COMPARATIVE NUMBERS SINCE INCEPTION


                                                                    Cumulative
                                                                    from February
                                                                    8, 1996 through
                                                      2001          January 31, 2001
                                                ----------------    ----------------


Other Income                                           --           $          4,565

General and Administrative
         Expenses
         General and Administrative             $          7,203         $   974,598
         Interest                                          5,240             102,429
         Amortization-Intangibles                           --               750,000
                                                ----------------    ----------------


NET LOSS                                                 (12,443)         (1,822,462)

Loss per share                                                                 (0.00)
                                                                    ----------------

Weighted average number of shares outstanding          4,801,086
                                                ================

                     INNOVATIVE TECHNOLOGY ACQUISTION CORP.
                          (A DEVELOPMENT STAGE Company)

                             Statement of Operations
                                   (Unaudited)
                             Prepared by Management
                      FOR THE 6 MONTHS ENDED APRIL 30, 2001

                                Six Months Ended
                                 April 30, 2001

General and Administrative
         Expenses
         General and Administrative             $     7,203
         Interest                                    10,480
         Amortization-Intangibles                      --
                                                -----------


NET LOSS                                            (17,683)

Loss per share                                        (0.00)
                                                -----------

Weighted average number of shares outstanding     4,801,086
                                                ===========

                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                                  Balance Sheet
                                   (Unaudited)
                             Prepared by Management
                              AS AT APRIL 30, 2001
                 WITH COMPARATIVE NUMBERS AS AT OCTOBER 31, 2000

                                     ASSETS

                                                          2001           2000
                                                     -----------    -----------
INTANGIBLES net of accumulated
amortization of$750,000 in 2000 and 1999)            $         0    $         0
                                                     ===========    ===========


                                   LIABILITIES

CURRENT
Loans payable, stockholders                          $   120,400    $   120,400
Note payable-affiliate                                   100,000        100,000
Due to Stockholders                                       65,567         64,949
Accrued Interest                                         102,429         91,949
Other accrued expenses                                    37,150         30,565
                                                     -----------    -----------
         Total Current Liabilities                       425,546        407,863
                                                     -----------    -----------

LONG TERM LIABILITIES
Loans Payable--Stockholder                                  --             --
Note Payable--Affiliate                                     --             --
                                                     -----------    -----------
Other                                                      5,830          5,830
                                                     -----------    -----------
Total Liabilities                                        431,376        413,693
                                                     -----------    -----------

                              SHAREHOLDERS' DEFICIT

Common stock, $0.01 par value; 100,000,000                48,011         48,011
shares authorized; 4,801,086 shares issued
and outstanding at 2001 and 2000
Paid-In Capital                                        1,343,075      1,343,075
Deficit accumulated during development stage          (1,822,462)    (1.807,779)
                                                     -----------    -----------

Total Shareholders' Deficit                             (431,376)      (413,693)
                                                     -----------    -----------

                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                             Statement of Cash Flows
                                   (Unaudited)
                             Prepared by Management
                      FOR THE 3 MONTHS ENDED APRIL 30, 2001
                   WITH COMPARATIVE NUMBERS FOR APRIL 30, 2000

                                                           2001       2000
                                                           -------    -------
OPERATING ACTIVITIES
         Cash Provided by operations
                  Net Loss                                 $(5,858)   $(5,240)
                  Adjustments to reconcile net
                  loss to net cash used by
                  operating activities:
                           Amortization                       --         --
                  Increase in current liabilities:
                           Accrued Interest and
                           Other expenses                     --         --
                                                           -------    -------
                  Net change in non-cash working
                  capital balances related to operations      --         --

FINANCING ACTIVITIES
         Capital stock issuance                               --         --
                                                           -------    -------

INVESTING ACTIVITIES
         Subscriptions receivable                             --         --
                                                           -------    -------

INCREASE IN CASH                                              --         --

CASH, beginning of period                                     --         --
                                                           -------    -------

CASH, end of period                                           --         --
                                                           =======    =======

                     INNOVATIVE TECHNOLOGY ACQUISITION CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                             Statement of Cash Flows
                                   (Unaudited)
                             Prepared by Management
                      FOR THE 6 MONTHS ENDED APRIL 30, 2001
                   WITH COMPARATIVE NUMBERS FOR APRIL 30, 2000

                                                            2001        2000
                                                           --------    --------
OPERATING ACTIVITIES
         Cash Provided by operations
                  Net Loss                                 $(17,683)   $(10,480)
                  Adjustments to reconcile net
                  loss to net cash used by
                  operating activities:
                           Amortization                        --          --
                  Increase in current liabilities:
                           Accrued Interest and
                           Other expenses                      --          --
                                                           --------    --------
                  Net change in non-cash working
                  capital balances related to operations       --          --

FINANCING ACTIVITIES
         Capital stock issuance                                --          --
                                                           --------    --------

INVESTING ACTIVITIES
         Subscriptions receivable                              --          --
                                                           --------    --------

INCREASE IN CASH                                               --          --

CASH, beginning of period                                      --          --
                                                           --------    --------

       CASH, end of period
                                                           ========    ========

                       VIRILITE NEUTRACUTICAL Corporation
                          (A DEVELOPMENT STAGE Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                   (Unaudited)
                             Prepared by Management

                                 APRIL 30, 2001


NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNT POLICIES
----------------------------------------------

Organization and Business Activity
----------------------------------

         Innovative Technology Acquisition Corporation, formerly known as Virilite Neutracutical Corporation (the "Company") was incorporated in the state of Delaware in February 1996. It was formed with the purpose of developing a sophisticated line of neutracutical, functional food and beverage products, using a proprietary formula, which utilized LIBIDO as a base component. In February 1996, the Company acquired the exclusive distribution rights to LIBIDO for the United States and Mexico, which, for marketing purposes and due to the prior registration of the name LIBIDO as a trademark on an unrelated product, the Company refers to the component as VIRILITE (Note 4).

         The Company is considered to be in the development stage, and the accompanying financial statements, represent those of a development stage enterprise.

Use of Estimates
----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Intangibles
-----------

         Intangible assets consist of a distribution license, which is carried at cost less accumulated amortization. During 1999, the balance of the intangible asset was written off due to the uncertainty of any future realizability or recoverability of the remaining acquisition costs. For the years ended October 31, 2000 and 1999 amortization expense was $ -0- and $643,792, respectively.

Net Loss Per Common Share
-------------------------

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which simplifies the standards for computing earnings per share ("EPS") previously found in APB No. 15, "Earnings Per Share". It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in November 1997 and its

                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


           NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CONTINUED)
           ----------------------------------------------------------

         implementation did not have an effect on the financial statements. EPS has been restated for all prior periods presented. Net loss per common share (basic and diluted) is based on the net loss divided by the weighted average common shares outstanding during each year.


Income Taxes
------------

         The Company accounts for income taxes pursuant to the provisions of FASB No. 109 "Accounting for Income Taxes", which requires, among other things, a liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company has had operating losses since inception and accordingly had not provided for income taxes. Realization of the benefits related to the net operating loss carryforward may be limited in any one year due to IRS Code Section 382, change of ownership rules.

New Accounting Pronouncements
-----------------------------

         SFAS No.  133,  "Accounting  for  Derivative  Instruments  and  Hedging
         Activities", establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement applies to all entities and is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. The Company did not engage in derivative instruments or hedging activities in any periods presented in the financial statements.

NOTE 2-LOAN PAYABLE-STOCKHOLDER
-------------------------------

         The loan, which was incurred in connection with the acquisition of a distribution license from a corporate stockholder in August 1996 (Note
         4) had an original due date of August 28, 1998. During 1998 the due date of the loan was extended until August 28, 2001. The loan bears interest at prime plus 1% (or 8.25%). There are no installment payments due under the terms of the agreement. Principal plus all accrued interest are due on August 28, 2001.

                  INNOVATIVE TECHNOLOGY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


NOTE 3-NOTE PAYABLE-AFFILIATE
-----------------------------

         Note payable affiliate had an original due date of May 24, 1998. During 1998 the due date of the loan was extended until May 24, 2002. The note bears interest at 1% over prime (or 8.25%). There are no installment payments due under the terms of the agreement. Principal plus all accrued interest are due on May 24, 2002.


NOTE 4-RELATED PARTY TRANSACTIONS
---------------------------------

Distribution License
--------------------

         In February 1996, the Company acquired the exclusive distribution rights, in the United States and Mexico, to Libido, from one of its stockholders. For marketing purposes and due to the prior registration of the name Libido as a trademark for an unrelated product, the Company refers to Libido as "VIRILITE". VIRILITE is the base component of the line of neutracutical food products the Company plans to develop and market.

         The  distribution  agreement,  which expires on December 31, 2014 (Note
         1), was purchased from one of the Company's shareholders for a total consideration of $750,000; in the form of $50,000 cash, a note of $200,000 (Note 2) maturing on August 28, 2001 with interest at prime plus 1% and 500,000 shares of the Company's stock valued at $1 per share.

Development Costs
-----------------

         Through   October  31,  1998   development   costs   incurred   totaled
         approximately $658,000. No production has taken place as of April 30, 2001.

NOTE 5-INCOME TAXES
-------------------

         At October 31, 2000, the Company had a net operating loss carryforward of approximately $1,805,000 that expires through 2013. In the event of a change in ownership, the utilization of the NOL carryforward will be subject to limitation under certain provisions of the internal revenue code. The Company has a deferred tax asset of approximately $679,000 as a result of a net operating loss carryforward, which is offset by a valuation allowance of the same amount due to the uncertainties behind its realization.

NOTE 6-GOING CONCERN CONSIDERATION
----------------------------------

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of operations. Since inception, the Company has been involved in the acquisition of the exclusive distribution rights to LIBIDO for the United States and Mexico, the prior registration of the trademark and the performance of preliminary marketing promotional activities. The Company's ultimate ability to attain profitable operations is dependent upon its main stockholders' providing additional financing to complete its development activities, and to achieve a level of sales to support its cost structure. Through January 31, 2000, the Company suffered losses totaling approximately $1,827,000, which raises substantial doubt about the Company's ability to continue as a going concern.